UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Altice USA, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share (“Class A Common Stock”) Class B Common Stock, $0.01 par value per share (“Class B Common Stock”)
(Title of Class of Securities)
Class A Common Stock: 02156K103 Class B Common Stock: 02156K202
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Patrick Drahi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 225,985,851[1] Class B Common Stock: 182,884,414[2]
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 225,985,851[1] Class B Common Stock: 182,884,414 [2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Class A Common Stock: 225,985,851[1] Class B Common Stock: 182,884,414[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): Class A Common Stock: 49.7%[3] Class B Common Stock: 98.4%[4]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes (i) 33,159,144 shares of Class A Common Stock held by Next Alt S.à r.l. (“Next Alt”), a wholly-owned and controlled personal holding company of Patrick Drahi; (ii) 96,699,414 shares of Class A Common Stock issuable upon conversion of 96,699,414 shares of Class B Common Stock held by Next Alt; (iii) 6,343,893 shares of Class A Common Stock held by UpperNext S.C.S.p. (“Uppernext”), a wholly-owned and controlled personal holding company of Patrick Drahi; (iv) 86,184,000 shares of Class A Common Stock issuable upon conversion of 86,184,000 shares of Class B Common Stock held by Bidfair Luxembourg S.à r.l. (“Bidfair”), a wholly-owned and controlled personal holding company of Patrick Drahi; (v) 260,000 shares of Class A Common Stock owned by Altice UK S.à r.l., formerly known as Altice CVC Lux S.à r.l., a company controlled by and 90% indirectly owned by Patrick Drahi; (vi) 3,337,400 shares of Class A Common stock issuable upon exercise of presently exercisable options to purchase Class A Common Stock held by Uppernext; (vii) 1,000 shares of Class A Common Stock held by A4 S.A. (“A4”), a company which is controlled by the family of Patrick Drahi; and (viii) 1,000 shares of Class A Common Stock issuable upon conversion of 1,000 shares of Class B Common Stock held by A4.  Mr. Drahi disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock held by A4.  Mr. Drahi is a director of the Issuer, and Next Alt and A4 are parties to a stockholders agreement with the Issuer pursuant to which they have certain rights to appoint directors of the Issuer. Accordingly, Mr. Drahi may be deemed to beneficially own shares of the Issuer held by A4.  Each share of Class B Common Stock is convertible at any time upon written notice of the holder into one share of Class A Common Stock.
2 Includes (i) 96,699,414 shares of Class B Common Stock held by Next Alt; (ii) 86,184,000 shares of Class B Common Stock held by Bidfair; and (iii) 1,000 shares of Class B Common Stock held by A4.  Mr. Drahi disclaims beneficial ownership of the 1,000 shares of Class B Common Stock held by A4.
3 This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021, according to which there were 268,865,047 shares of Class A Common Stock outstanding as of September 30, 2021, plus the 182,884,414 shares of Class A Common Stock underlying the shares of Class B Common Stock deemed to be held by the Reporting Person and 3,337,400 shares of Class A Common Stock issuable upon exercise of presently exercisable options deemed to be held by the Reporting Person.
4 This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021, according to which there were 185,788,232 shares of Class B Common Stock outstanding as of September 30, 2021.

Item 1.

(a)	Name of Issuer:
Altice USA, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
1 Court Square West
Long Island City, NY 11101
Item 2.
(a)	Names of Persons Filing:
This Schedule 13G/A is being filed by Patrick Drahi (the “Reporting Person”) to amend the Schedule 13G/A filed by the Reporting Person on February 9, 2021.
The filing of this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person and his wholly-owned and controlled companies.
(b)	Address of Principal Business Office or, if none, Residence:
The principal business address of the Reporting Person is 5 Rue Eugène Ruppert, L-2453 Luxembourg, Grand Duchy of Luxembourg.
(c)	Citizenship:
Please refer to Row 4 of the cover sheet for the Reporting Person.
(d)	Title of Class of Securities:
Class A Common Stock, $0.01 par value per share.
Class B Common Stock, $0.01 par value per share.
(e)	CUSIP Number:
Class A Common Stock: 02156K103
Class B Common Stock: 02156K202
Item 3.
Not Applicable.
Item 4.	Ownership
(a)	Amount beneficially owned: See the responses to Row 9 on the attached cover page.
(b)	Percent of class: See the responses to Row 11 on the attached cover page.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: See the responses to Row 5 on the attached cover page.
(ii)	Shared power to vote or direct the vote: See the responses to Row 6 on the attached cover page.
(iii)	Sole power to dispose or direct the disposition of: See the responses to Row 7 on the attached cover page.
(iv)	Shared power to dispose or direct the disposition of: See the responses to Row 8 on the attached cover page.
Item 5.	Ownership Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2022

/s/ Patrick Drahi
Patrick Drahi

EXHIBIT INDEX

None.